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                                                                    EXHIBIT 99.3
Dear Stockholder:

During the past several months, the management and Board of Directors of AmREIT, Inc. have been evaluating the success of the company and its long-term outlook for continued growth. We have determined that expansion of the company would be the best way to ensure AmREIT maintains its edge in an increasingly competitive marketplace.

The attached proxy statement describes what we believe to be the best way for AmREIT to grow and increase its asset base--by merging with up to ten affiliated limited partnerships (the AAA partnerships) and incorporating their properties into AmREIT's portfolio. This merger will not change our proven business
strategy or our status as a real estate investment trust (REIT).   We believe
that the merger will benefit all investors by providing you with greater potential for:

 .   Increased earnings,
 .   Increased diversification, and
 .   Greater liquidity.

This brochure describes the material rights associated with the merger and highlights and answers some of the questions you may have about the proposed merger and how it will affect you and your investment. For your convenience, we have divided it into three sections:

 . The RISKS associated with the transaction, . The potential BENEFITS AND DETRIMENTS of the merger, and . A list of anticipated QUESTIONS and ANSWERS.

In order to effect the merger, we are also asking you to approve amending AmREIT's bylaws to specifically authorize the merger of the partnerships and AmREIT. Without this vote, we cannot complete the proposed merger.

The proxy statement also provides information on our proposal to reorganize AmREIT from a Maryland corporation to a real estate investment trust organized under Texas law. This change will provide certain Texas state tax benefits and will not affect AmREIT's core business, federal tax status, management, capitalization, assets or liabilities.

A meeting of the AmREIT stockholders to vote on these matters will be held at ___________ a.m. on ____________________________________________, 2000 and will be held at _____________________________________________________.

Because this brochure contains only some of the information from the proxy statement, it does not contain all the information necessary to make an informed decision. Only the proxy statement contains all of the information and we encourage you to read it carefully before you decide how to vote. Your vote is important. the Board of Directors of AmREIT recommends that you vote YES.

If you have any questions or need help with the completion and return of the accompanying ballot, please contact me at (800) 888-4400, (713) 850-1400 extension 24, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]



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We look forward to hearing from you.

Sincerely,



Chad C. Braun
Vice President of Finance and Secretary, AmREIT, Inc.

You should carefully review the attached proxy statement when evaluating the merger and its effect on your investment.

If you are also a partner in the AAA partnerships this package will include a separate brochure that outlines the aspects important to you as a limited partner and answers some of the questions you may have regarding that investment.

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THE AmREIT STORY


AmREIT is a real estate investment trust, based in Houston, Texas. Previously known as American Asset Advisors Trust, Inc., the company acquired its advisor in 1997, and became internally advised, a structure more favorably viewed by investment analysts. Founded by H. Kerr Taylor, the company specializes in the development, acquisition, and sale of multi-pad and free-standing corporate net lease properties throughout the United States.

Over the course of 15 years, the company has built a strong foundation that positions the company well to aggressively expand and accelerate its focus on development and light industrial and office corporate net leased segment-- warehousing, distribution, office stock rooms and storage facilities for retail operations. This is a natural expansion move that enhances AmREIT's core business.

AmREIT's shareholders participate in the ownership of properties leased by nationally-recognized corporations such as IHOP, Goodyear Tire, Tandy Corporation, Hollywood Video, Office Max and Bank United.

Assuming that all ten of the limited partnerships are acquired, AmREIT will own a portfolio of properties valued at an estimated $75 million and have 2,400 shareholders.



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RISKS

The proxy statement also discusses your risks in approving the merger. More detail can be found in the section titled RISK FACTORS, which starts on page 30 of the proxy statement. Shareholders are urged to read that section. The most significant risk factors outlined in that section include the following:

 .  THE TRADING VALUE OF THE AmREIT COMMON STOCK FOLLOWING THE MERGER IS
   UNCERTAIN. It is likely that the common stock will trade at a price substantially below the exchange price, which has been fixed at $9.34 per share and is described in more detail in the accompanying proxy statement.

 .  UNCERTAINTY ABOUT THE EFFECT THAT THE BANKRUPTCY OF JUST FOR FEET. Just For
   Feet, a significant tenant of both AmREIT and AAA Net Realty Fund XI, Ltd., has declared bankruptcy. The effect of the bankruptcy on the financial condition and the continuing operations of AmREIT following the merger is not clear at this time.

 .  MR. TAYLOR WILL RECEIVE BENEFITS FROM THE MERGER AND HAS CONFLICTS OF
   INTEREST. Mr. Taylor is the chief executive officer, major stockholder and director of AmREIT, as well as a general partner in all of the AAA partnerships. As a result, he has several material conflicts of interest in the merger and in determining the merger terms as general partner and on behalf of the partnerships. The aggregate benefit to Mr. Taylor, assuming all partnerships merge, will be 360,771 shares of common stock valued at $3,369,600. Mr. Taylor will own 622,785 shares (10.84%) of AmREIT stock assuming all partnerships merge. Additional details are included in the RISK FACTORS section of the proxy statement starting on page 30.

 .  THE SHAREHOLDERS' INTERESTS WILL BE DILUTED. AmREIT will issue shares of
   AmREIT common stock to limited partners whose partnerships approve the merger. These additional shares will dilute the existing shareholders' ownership in AmREIT's assets.

 . THE SIZE OF AmREIT AFTER THE MERGER IS UNCERTAIN. It is not known which, and how many, of the partnerships will participate in the merger. If less than all of the partnerships participate, AmREIT may not increase significantly in size and the anticipated benefits of the merger may be reduced.

POTENTIAL BENEFITS AND DETRIMENTS


In this section, we have outlined what we believe are the primary potential benefits and detriments of the merger for you--AmREIT's shareholders. If less than all the partnerships approve the merger, however, these anticipated benefits may not be fully realized. For greater detail, we encourage you to refer to the SUMMARY and THE MERGER sections of the proxy statement (pages 5 and 49 respectively.)

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THE ANTICIPATED BENEFITS OF THE MERGER INCLUDE:

 .  THE IMPROVEMENT OF AMREIT'S OPERATING PERFORMANCE AND LONG-TERM PROFIT
   MARGINS. As a result, AmREIT will have the potential to increase dividends over time.

 . THE OPPORTUNITY FOR AMREIT TO DIVERSIFY ITS PORTFOLIO OF PROPERTIES. By adding properties to its portfolio, AmREIT can spread its geographic and operational reach beyond its current portfolio for greater stability.

 . AMREIT'S ABILITY TO BENEFIT FROM ECONOMIES OF SCALE. The combination of the partnerships with AmREIT will spread the fixed costs of administration and operation over a larger collection of properties, and eliminate duplicated expenses--resulting in cost savings.

 . GREATER LIQUIDITY OF YOUR INVESTMENT. It is a condition to completion of the merger that AmREIT's common stock be listed on a national stock exchange. AmREIT will apply for listing with the Nasdaq Stock Market's National Market. AmREIT's common stock should then be able to be more freely traded. However, the stock will not be listed if the merger is not completed.

THE POSSIBLE DETRIMENTS OF THE MERGER INCLUDE:

 . THE EXCHANGE PRICE IS FIXED. The occurrence of events favorable to AmREIT before the merger could cause the value of the AmREIT common stock to be paid in the merger to increase.

 . SIGNIFICANT COSTS ASSOCIATED WITH THE MERGER. The costs involved in consummating the merger are estimated to be approximately $1,400,000.

 . SUBSTANTIAL TIME AND EFFORT REQUIRED OF MANAGEMENT. To effectuate the merger, integrate the business of the partnerships and manage the increased and more diversified property portfolio will require substantial time and effort on the part of AmREIT's management.

ANTICIPATED QUESTIONS & ANSWERS


These questions and answers are also outlined in the proxy statement, starting on page 1.

What am I being asked to vote on?

     AmREIT is soliciting your vote in favor of merging up to ten affiliated partnerships into AmREIT, as well as the reorganization of AmREIT from Maryland corporation to a Texas real estate investment trust (REIT.) The independent directors of AmREIT unanimously recommend that you vote FOR the merger and reorganization.

Why has this merger been proposed?

     The merger is the result of negotiations between AmREIT's independent directors and the general partners representing the AAA partnerships. The properties held in the ten AAA partnerships have similar characteristics to those of AmREIT and their acquisition will create a larger, more diversified portfolio for the shareholders of AmREIT. We



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believe the merger will increase shareholder value by allowing AmREIT to spread its overhead costs over a larger number of properties. Upon completing the merger of the partnerships, AmREIT intends to list its shares on the Nasdaq Stock Market's National Market.

Why have the Independent Directors recommended the merger?

     The independent directors evaluated the many aspects of the merger. They believe that the AAA partnerships properties bring important benefits to AmREIT, particularly the benefits associated with economies of scale available to larger real estate organizations. The independent directors recognized that several of the properties are jointly owned among several
     AAA partnerships or among a partnership and AmREIT.   This situation
     creates the need for a common buyer for all of the AAA partnerships. Once completed, the merger should result in improved financial performance of AmREIT. The independent directors have received the opinion of Morgan Keegan that the terms of the consideration to be paid to the partners of the AAA partnerships is fair to the shareholders of AmREIT from a financial point of view. A copy of the Morgan Keegan fairness opinion is as attached annex 1 to the proxy statement. Finally, the independent directors believe that this merger is an important and necessary step toward gaining liquidity for shareholders and for the continued opportunity for growth of AmREIT in an increasingly competitive marketplace.

Will the AmREIT common stock be listed on a national stock exchange?

     Yes. It is a condition to the completion of the merger that the AmREIT common stock be listed on a national exchange. AmREIT has applied to have its common stock listed on the Nasdaq Stock Market's National Market. If the merger does not occur, the AmREIT common stock will not be listed.

Will the proposed merger benefit the existing AmREIT shareholders?

     Yes. If all ten partnerships participate in the merger, AmREIT's total annual portfolio revenue will be increased by an estimated $2.8 million and total almost $5.4 million. Because AmREIT has acted as advisor and manager for these partnerships, there will be a minimal additional expense for AmREIT to manage these properties as part of its portfolio.

Will the same management team that manages AmREIT and AAA Partnerships continue to do so in the future?

     Yes. The same individuals and management team currently managing AmREIT will continue to do so. Its professional staff and employees, now expanded with marketing and sales, and additional real estate professionals, are the same individuals who assembled and created the AAA partnerships. With AmREIT's detailed knowledge of the partnerships' properties and tenants, AmREIT is uniquely able to generate additional value from the AAA partnerships' properties. AmREIT will continue to receive its overall direction from its Board of Directors.

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VOTING


Your vote is very important. Please mark, date and sign the ballot and return it in the enclosed postage-paid envelope as soon as possible. By returning your ballot promptly, you will save AmREIT the expense of additional solicitations.

Please remember that three votes are required:

1.  Approval of the merger
2.  Approval of amendment of bylaws to specifically authorize the merger
3.  Approval of reorganizing AmREIT from a Maryland corporation to a Texas REIT

You have three voting options---YES, NO, or ABSTAIN.

 .  If you vote YES, you are voting in favor of the merger.
 .  If you vote NO, you are voting against the merger.
 .  If you vote ABSTAIN, you will be deemed to have voted NO, or against the merger, when the votes are counted.
 . If you sign and return the ballot without clearly indicating a NO vote, or without clearly indicating that you ABSTAIN from voting, you will be deemed to have voted YES to the merger.
 . The failure to return a ballot will be the same as voting NO with respect to the merger.

The Board of Directors of AmREIT, Inc. unanimously urge you to vote YES to the merger and the reorganization.

If you have any questions or need help with the completion of the ballot please call Chad Braun, Vice President of Finance and Secretary at (713) 850-1400 or
(800) 888-4400, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]

YOUR VOTE IS IMPORTANT
PLEASE ACT PROMPTLY